FORM 18-K/A
                                 AMENDMENT NO. 1
           For Foreign Governments and Political Subdivisions Thereof


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ANNUAL REPORT

                                     of the

                              REPUBLIC OF COLOMBIA
                              (Name of Registrant)

               Date of end of last fiscal year: December 31, 2002

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)


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Title of Issues   Amount as to which registration is     Names of exchanges on
                              effective                     which registered

--------------------------------------------------------------------------------
      N/A                        N/A                              N/A

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Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:


                         Jaime Buenahora Febres-Cordero
       Consul General of the Republic of Colombia in the City of New York
                               10 East 46th Street
                            New York, New York 10017

                                   Copies to:

                                 Wanda J. Olson
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

     This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2002 comprises:

(a)  Pages numbered 1 to 4 consecutively.

(b)  The following exhibits:

     Exhibit 1: Conformed Copy of the Dealer Manager Agreement, dated November 19, 2003 between the Republic of Colombia and UBS Securities LLC.

     Exhibit 2:    Form of 9.75% Bonds due 2009.

     Exhibit 3: Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance with respect to the 9.75% Bonds due 2009.

     Exhibit 4: Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the 9.75% Bonds due 2009.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

                                 SIGNATURE PAGE


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogota D.C., Colombia on the 12th day of December, 2003.


                                       By: /s/ Alberto Carrasquilla
                                           -------------------------------------
                                           Alberto Carrasquilla
                                           Minister of Finance and Public Credit

                                  EXHIBIT INDEX


EXHIBIT 1: Conformed Copy of the Dealer Manager Agreement, dated November 19, 2003 between the Republic of Colombia and UBS Securities LLC.

EXHIBIT 2:         Form of 9.75% Bonds due 2009.

EXHIBIT 3: Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance with respect to the 9.75% Global Bonds due 2009.

EXHIBIT 4: Opinion of Cleary, Gottlieb, Steen & Hamilton with respect to the 9.75% Bonds due 2009.